UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heron Lake Bioenergy, LLC

File No. 0-51825 - CF#22569

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Heron Lake Bioenergy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on August 22, 2008.

Based on representations by Heron Lake Bioenergy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.12	through August 22, 2010
Exhibit 10.17	through May 31, 2012
Exhibit 10.18	through July 13, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director